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                                  FORM 8-A/A-2

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES
                     PURSUANT TO SECTION 12(b) OR (g) OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                              Chrysler Corporation
             (Exact name of registrant as specified in its charter)

                Delaware                                   38-2673623
(State of incorporation or organization)       (IRS Employer Identification No.)


1000 Chrysler Drive
Auburn Hills, Michigan                                     48326-2766
(Address of principal executive offices)                   (Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:


       Title of each class                       Name of each exchange on which
       to be so registered                       each class is to be registered
       -------------------                       ------------------------------
Rights to Purchase Junior                          Philadelphia Stock Exchange
Participating Cumulative Preferred
Stock, par value $1.00 per share

         If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. [ X ]

         If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box. [ ]

         Securities Act registration statement file number to which this form relates (if applicable): Not applicable

         Securities to be registered pursuant to Section 12(g) of the Act:-

                                      None
                                (Title of Class)
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ITEM 1.           Description of Registrant's Securities to
                  be Registered

                  Chrysler Corporation (the "Registrant") hereby amends and supplements the Registration Statement on Form 8-A/A filed by the Registrant with the Securities and Exchange Commission on February 13, 1998, to provide Exhibit A to the Rights Agreement between the Registrant and First Chicago Trust Company of New York, Rights Agent, dated as of February 5, 1998. Exhibit A was inadvertently omitted from the Registrant's February 13, 1998 filing on Form 8-A/A.

                  On February 4, 1998, the Board of Directors of the Registrant declared a dividend distribution of one Preferred Share Purchase Right (a "Right") for each outstanding common share, par value $1.00 per share (the "Common Stock"), of the Registrant. The Rights will be issued on February 23, 1998 to the stockholders of record on such date and will expire in ten years, subject to earlier redemption. Under certain circumstances, each Right entitles the registered holder to purchase from the Registrant one two-hundredth of a share of Junior Participating Cumulative Preferred Stock, par value $1.00 per share, of the Registrant (the "Preferred Stock"). The description and terms of the Rights are set forth in a rights agreement dated February 5, 1998 (the "Rights Agreement") between the Registrant and First Chicago Trust Company of New York, as Rights Agent (the "Rights Agent").

Exercise Price

                  When exercisable, except as set forth below, each Right entitles the registered holder to purchase from the Registrant one two-hundredth of a share of the Preferred Stock, at a price of $145 per one two-hundredth of a share (the "Purchase Price"), subject to adjustment.

Transfer and Detachment


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                  Initially, the Rights will be attached to all Common Stock certificates representing shares then outstanding, and no separate certificates representing the Rights ("Right Certificates") will be distributed. The Rights will separate from the Common Stock and a "Distribution Date" will occur upon the earlier to occur of (i) ten days following the time (the "Stock Acquisition Time") of a public announcement or notice to the Registrant that a person or group of affiliated or associated persons (an "Acquiring Person") acquired, or obtained the right to acquire, beneficial ownership of 15% or more of the outstanding Common Stock of the Registrant, other than as a result of a Qualifying Offer (as hereinafter defined) or an offer approved by the Board of Directors of the Registrant and (ii) ten business days (or, if determined by the Board of Directors, a specified or unspecified later date) following the commencement or announcement of an intention to make a tender offer or exchange offer which, if successful, would cause the bidder to own 15% of more of the outstanding Common Stock.

                  A "Qualifying Offer" is defined in the Rights Agreement to mean a tender offer for all outstanding shares of each class or series of Voting Stock (as hereinafter defined) held by any person other than the offeror and its affiliates for cash, with all shares of any particular class or series of Voting Stock to be acquired at the same price, which offer meets all of the following requirements: (i) the person or group making the tender offer must, upon or prior to commencing such offer, have provided to the Registrant firm written commitments from responsible financial institutions, which have been accepted by such person or group, to provide, subject only to customary terms and conditions, funds for such offer which, when added to the amount of cash and cash equivalents which such person or group then has available and has irrevocably committed in writing to the Registrant to utilize for purposes of such offer, will be sufficient to pay for all shares of Common Stock outstanding on a fully diluted basis pursuant to the offer and the second-step transaction required by clause (v) below and all related expenses, together with copies of all


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written materials prepared by such person or group for such financial institutions in connection with obtaining such financial commitments; (ii) such offer must be conditioned such that it cannot be consummated unless after the consummation of such offer, such person or group must own shares of Common Stock representing a majority of the then outstanding shares of Common Stock; (iii) such offer must remain open for at least 60 business days and for at least 20 business days after the last increase or permitted decrease in the price of such offer and after any bona fide higher alternative offer is made (except in certain limited circumstances set forth in the Rights Agreement); (iv) such offer must be accompanied by a written opinion, in customary form, of a nationally recognized investment banking firm, which opinion is addressed to the Board of Directors of the Registrant and to the holders of shares of Voting Stock other than such person or group and states that the price to be paid to holders (other than the offeror and its affiliates) of each individual class or series of Voting Stock pursuant to the Qualifying Offer is fair from a financial point of view to such holders; and such offer includes as an exhibit any written presentation of such firm showing the analysis and range of values underlying such conclusions; and (v) prior to or upon commencement of the offer, such person or group must make an irrevocable written commitment to the Registrant
(A) to consummate a transaction or transactions promptly upon the completion of such offer whereby all shares of Common Stock not purchased in such offer will be acquired at the same price per share paid in such offer, subject only to the condition that the Board of Directors has granted any approvals required to enable such person to consummate such transaction or transactions without obtaining the vote of any other stockholder, (B) that such person or group will not make any amendment to the original offer which reduces the per share price offered (except in certain limited circumstances set forth in the Rights Agreement), changes the form of consideration offered, or reduces the number of shares being sought or which is in any other respect materially adverse to the Registrant's stockholders, and (C) that such person or group not make any offer for any equity securities of the


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Registrant for a period of six months after the termination of the original offer (including any amendment thereof) if such original offer does not result in the tender of the number of shares of Common Stock required to be purchased pursuant to clause (ii) above, unless another tender offer by another party for all outstanding shares of Common Stock is commenced that (y) constitutes a Qualifying Offer or (z) is approved by the Board of Directors of the Registrant (in which event, any new offer by such Person or of any of its Affiliates or Associates must be at a price no less than that provided for in such approved offer).

                  The term "Voting Stock" means (i) the shares of Common Stock of the Registrant and (ii) any other shares of capital stock of the Registrant entitled to vote generally in the election of directors or entitled to vote together with the shares of Common Stock in respect of any merger, consolidation, sale of all or substantially all of the Registrant's assets, liquidation, dissolution or winding up.

                  The Rights Agreement provides that, until the Distribution Date, (i) the Rights will be transferred with and only with the Common Stock,
(ii) new Common Stock certificates issued after February 23, 1998, upon transfer, new issuance or reissuance of the Common Stock, will contain a notation incorporating the Rights Agreement by reference and (iii) the surrender for transfer of any of the Common Stock certificates outstanding will also constitute the transfer of the Rights associated with the shares of Common Stock represented by such certificate. As soon as practicable following the Distribution Date, separate Right Certificates will be mailed to holders of record of the Common Stock as of the close of business on the Distribution Date and such separate Right Certificates alone will evidence the Rights. Except in connection with issuance of Common Stock pursuant to employee stock plans, options and certain convertible securities, and except as otherwise determined by the Board of Directors, only shares of Common Stock issued prior to the Distribution Date will be issued with Rights.


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Exercisability

                  The Rights are not exercisable until the Distribution Date. The Rights will expire on February 23, 2008 unless earlier redeemed or exchanged by the Registrant.

Right to Acquire Stock at Half Price

                  In the event that, after the Stock Acquisition Time, the Registrant is acquired in a merger or other business combination transaction (except certain transactions with a person who became an Acquiring Person as a result of a tender offer described in the next succeeding paragraph) or 50% or more of its assets, cash flow or earning power is sold, proper provision shall be made so that each holder of a Right shall thereafter have the right to receive, upon the exercise thereof at the then current exercise price of the Right, that number of shares of common stock of the acquiring company which at the time of such transaction would have a market value (as defined in the Rights Agreement) of two times the Purchase Price of the Right. In the event that, after the Stock Acquisition Time, the Registrant were the surviving corporation of a merger and its Common Stock were changed or exchanged, proper provision shall be made so that each holder of a Right will thereafter have the right to receive upon exercise that number of shares of common stock of the Registrant having a market value of two times the exercise price of the Right.

                  In the event that a person or group becomes an Acquiring Person, each holder of a Right (other than the Acquiring Person) will thereafter have the right to receive upon exercise that number of shares of Common Stock (or, in certain circumstances, cash, a reduction in the Purchase Price, Preferred Stock, other equity securities of the Registrant, debt securities of the Registrant, other property or a combination thereof) having a market value (as defined in the Rights Agreement) of two times the Purchase Price of the Right. Notwithstanding any of the foregoing, following the occurrence of any of the events set forth in this paragraph, all Rights that are, or (under certain


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circumstances specified in the Rights Agreement) were, beneficially owned by any
Acquiring Person (or an affiliate, associate or transferee thereof) will be null and void. A person will not be an Acquiring Person if the Board of Directors of the Registrant determines that such person or group became an Acquiring Person inadvertently and such person or group promptly divests itself of a sufficient number of shares of Common Stock so that such person or group is no longer an Acquiring Person.

Adjustments

                  The Purchase Price payable, and the number of shares of Preferred Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution (i) in the event of a stock dividend on, or a subdivision, combination or reclassification of, the Preferred Stock, (ii) upon the grant to holders of Preferred Stock of certain rights or warrants to subscribe for Preferred Stock or convertible securities at less than the current market price of Preferred Stock or (iii) upon the distribution to holders of Preferred Stock of evidences of indebtedness or assets (excluding regular periodic cash dividends or dividends payable in Preferred Stock) or of subscription rights or warrants (other than those referred to above). The number of Rights and number of shares of Preferred Stock issuable upon the exercise of each Right are also subject to adjustment in the event of a stock split, combination or stock dividend on the Common Stock.

                  With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments require an adjustment of at least 1% in such Purchase Price. No fractional shares of Preferred Stock will be issued (other than fractions which are integral multiples of one two-hundredth of a share of Preferred Stock which may, upon the election of the Registrant, be evidenced by depositary receipts) and, in lieu thereof, an adjustment in cash will be made based on the market price of the Preferred Stock on the last trading date prior to the date of exercise.


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Redemption or Exchange

                  At any time prior to the earlier of the Stock Acquisition Time and the Expiration Date (as defined in the Rights Agreement), the Board of Directors may redeem the Rights in whole, but not in part, at a price of $.01 per Right (the "Redemption Price"). Immediately upon the action of the Board of Directors ordering redemption of the Rights, the Rights will terminate and the only right of the holders of Rights will be to receive the $.01 Redemption Price.

                  At any time after a person becomes an Acquiring Person and prior to the acquisition by such Person of 50% or more of the outstanding shares of Common Stock, the Board of Directors of the Registrant may exchange the Rights (other than Rights beneficially owned by such Person which have become void), in whole or part, at an exchange ratio of one share of Common Stock per Right (subject to adjustment). The Registrant, at its option, may substitute one two-hundredth (subject to adjustment) of a share of Preferred Stock (or other series of substantially similar preferred stock of the Registrant) for each share of Common Stock to be exchanged.

Preferred Shares

                  Each share of Preferred Stock purchasable upon exercise of the Rights will have a minimum preferential dividend of $10 per year, but will be entitled to receive, in the aggregate, a dividend of 200 times the dividend declared on the shares of Common Stock. In the event of liquidation, the holders of the shares of Preferred Stock will be entitled to receive a minimum liquidation payment of $200 per share, but will be entitled to receive an aggregate liquidation payment equal to 200 times the payment made per share of Common Stock. Each share of Preferred Stock will have one hundred votes, voting together with the shares of Common Stock. In the event of any merger, consolidation or other transaction in which shares of Common Stock are exchanged, each share of Preferred Stock will be entitled to receive 200 times the amount and type of consideration


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received per share of Common Stock. The rights of the shares of Preferred Stock as to dividends and liquidation, and in the event of mergers and consolidations, are protected by anti-dilution provisions.

                  Until a Right is exercised, the holder thereof, as such, will have no rights as a stockholder of the Registrant, other than rights resulting from such holder's ownership of shares of Common Stock, including, without limitation, the right to vote or to receive dividends. While the distribution of the Rights will not be taxable to stockholders or to the Registrant, stockholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for Common Stock (or other consideration) of the Registrant or for common stock of the acquiring company as set forth above.

Amendment

                  Other than those provisions relating to the Redemption Price and expiration date of the Rights, any of the provisions of the Rights Agreement may be amended by the Board of Directors prior to the Stock Acquisition Time. After such time, the provisions of the Rights Agreement may be amended by the Board of Directors in order to cure any ambiguity, to correct or supplement defective or inconsistent provisions, to shorten or lengthen any time period under the Rights Agreement, to make changes which do not adversely affect the interests of the holders of Rights (excluding the interests of any Acquiring Person) or to shorten or lengthen any time period under the Rights Agreement; provided, however, that no amendment to adjust the time period governing redemption shall be made at such time as the Rights are not redeemable.

Issuance of Rights

                  Each share of Common Stock outstanding on February 23, 1998 will receive one Right. As long as the Rights are attached to the Common Stock, the Registrant will issue one


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Right with each share of Common Stock it issues, so that all such shares have attached Rights.

Rights Agreement

                  A copy of the Rights Agreement, which includes as Exhibit A the Certificate of Designation and as Exhibit B the form of Right Certificate, is attached hereto as Exhibit 1 and is incorporated herein by reference. The foregoing description of the Rights is qualified in its entirety by reference to such Exhibit.


ITEM 2.  Exhibits

         1. Rights Agreement between the Registrant and First Chicago Trust Company of New York, Rights Agent, dated as of February 5, 1998, which includes as Exhibit B the form of Right Certificate.


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                                    SIGNATURE

                  Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereto duly authorized.


                                            CHRYSLER CORPORATION
                                            (Registrant)


                                            By /s/ William J. O'Brien, III
                                               ------------------------------
                                               Name:  William J. O'Brien, III
                                               Title: Vice President, General
                                                      Counsel and Secretary



DATE:  May 1, 1998


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                                  EXHIBIT INDEX




Exhibit No.                        Description

     1. Rights Agreement between the Registrant and First Chicago Trust Company of New York, Rights Agent, dated as of February 5, 1998, which includes as Exhibit B the form of Right Certificate.


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